SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Credo Petroleum Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225439207

(CUSIP Number)

Alford B. Neely

1801 Broadway, Suite 900

Denver, Colorado 80202

303-297-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225439207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Robert J. Raymond

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,837,000*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,837,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 18.3%*

14	Type of Reporting Person IN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership. Effective April 1, 2011, RCH Fund II contributed 1,150,000 shares of Common Stock, representing all Common Stock held by RCH Fund II at such time, to RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”).  The Issuer reported 10,043,000 shares of Common Stock outstanding as of January 31, 2011, in its Quarterly Report on Form 10-Q for the period ending January 31, 2011, which was used to calculate the percentage beneficial ownership approximated in Row 13.

CUSIP No. 225439207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RR Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,837,000*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,837,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 18.3%*

14	Type of Reporting Person IA

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership.  Effective April 1, 2011, RCH Fund II contributed 1,150,000 shares of Common Stock, representing all Common Stock held by RCH Fund II at such time, to RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”).  The Issuer reported 10,043,000 shares of Common Stock outstanding as of January 31, 2011, in its Quarterly Report on Form 10-Q for the period ending January 31, 2011, which was used to calculate the percentage beneficial ownership approximated in Row 13.

CUSIP No. 225439207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RCH Energy SSI GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,150,000*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,150,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 11.5%*

14	Type of Reporting Person PN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership.  Effective April 1, 2011, RCH Fund II contributed 1,150,000 shares of Common Stock, representing all Common Stock held by RCH Fund II at such time, to RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”).  The Issuer reported 10,043,000 shares of Common Stock outstanding as of January 31, 2011, in its Quarterly Report on Form 10-Q for the period ending January 31, 2011, which was used to calculate the percentage beneficial ownership approximated in Row 13.

CUSIP No. 225439207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RCH Energy SSI Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,150,000*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,150,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 11.5%*

14	Type of Reporting Person PN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership.  Effective April 1, 2011, RCH Fund II contributed 1,150,000 shares of Common Stock, representing all Common Stock held by RCH Fund II at such time, to RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”).  The Issuer reported 10,043,000 shares of Common Stock outstanding as of January 31, 2011, in its Quarterly Report on Form 10-Q for the period ending January 31, 2011, which was used to calculate the percentage beneficial ownership approximated in Row 13.

CUSIP No. 225439207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RCH Energy Opportunity Fund II GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -

	8	Shared Voting Power -

	9	Sole Dispositive Power -

	10	Shared Dispositive Power -

11	Aggregate Amount Beneficially Owned by Each Reporting Person -

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Less than 5% (Exit Filing)

14	Type of Reporting Person PN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership.  Effective April 1, 2011, RCH Fund II contributed 1,150,000 shares of Common Stock, representing all Common Stock held by RCH Fund II at such time, to RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”).  The Issuer reported 10,043,000 shares of Common Stock outstanding as of January 31, 2011, in its Quarterly Report on Form 10-Q for the period ending January 31, 2011, which was used to calculate the percentage beneficial ownership approximated in Row 13.

CUSIP No. 225439207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RCH Energy Opportunity Fund II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -

	8	Shared Voting Power -

	9	Sole Dispositive Power -

	10	Shared Dispositive Power -

11	Aggregate Amount Beneficially Owned by Each Reporting Person -

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ -

13	Percent of Class Represented by Amount in Row 11 Less than 5% (Exit Filing)

14	Type of Reporting Person PN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership.  Effective April 1, 2011, RCH Fund II contributed 1,150,000 shares of Common Stock, representing all Common Stock held by RCH Fund II at such time, to RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”).  The Issuer reported 10,043,000 shares of Common Stock outstanding as of January 31, 2011, in its Quarterly Report on Form 10-Q for the period ending January 31, 2011, which was used to calculate the percentage beneficial ownership approximated in Row 13.

CUSIP No. 225439207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RCH Energy Opportunity Fund III GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 687,000*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 687,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 687,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 6.8%*

14	Type of Reporting Person PN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership.  Effective April 1, 2011, RCH Fund II contributed 1,150,000 shares of Common Stock, representing all Common Stock held by RCH Fund II at such time, to RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”).  The Issuer reported 10,043,000 shares of Common Stock outstanding as of January 31, 2011, in its Quarterly Report on Form 10-Q for the period ending January 31, 2011, which was used to calculate the percentage beneficial ownership approximated in Row 13.

CUSIP No. 225439207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RCH Energy Opportunity Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 687,000*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 687,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 687,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 6.8%*

14	Type of Reporting Person PN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership.  Effective April 1, 2011, RCH Fund II contributed 1,150,000 shares of Common Stock, representing all Common Stock held by RCH Fund II at such time, to RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”).  The Issuer reported 10,043,000 shares of Common Stock outstanding as of January 31, 2011, in its Quarterly Report on Form 10-Q for the period ending January 31, 2011, which was used to calculate the percentage beneficial ownership approximated in Row 13.

This Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D filed jointly by RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership, RCH Energy Opportunity Fund II GP, L.P., a Delaware limited partnership, RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership, RCH Energy Opportunity Fund III GP, L.P., a Delaware limited partnership, RR Advisors, LLC, a Delaware limited liability company, and Robert J. Raymond, an individual, on July 3, 2008, relating to the shares of common stock (the “Shares”) of Credo Petroleum Corporation (the “Issuer”) filed with the SEC on July 14, 2008.  This Amendment should be read in conjunction with, and is qualified by reference to, the Schedule 13D.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

As a result of the transactions disclosed in this Amendment, RCH Energy Opportunity Fund II GP and RCH Energy Opportunity Fund II beneficially own less than 5% of the outstanding Shares.  Consequently, this Amendment constitutes an exit filing for each of them and the related reporting obligations for each of them have ceased.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c)

This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i)            Robert J. Raymond

Robert J. Raymond’s principal business is to serve as an investment advisor representative and to be the sole member of RR Advisors.

(ii)           RR Advisors, LLC, a Delaware limited liability company (“RR Advisors”)

RR Advisors is an investment advisor whose principal business is to act as the investment advisor and general partner and to direct the investment activities of certain limited partnerships and serve the limited partners of said limited partnerships, including institutional, corporate, government and high-net worth clients.

(iii)          RCH Energy SSI GP, L.P., a Delaware limited partnership (“RCH SSI GP”)

RCH SSI GP was formed to act as the general partner of RCH SSI Fund.

(iv)          RCH Energy SSI Fund, L.P., a Delaware limited partnership (“RCH SSI Fund”)

RCH SSI Fund is a private investment partnership formed primarily to invest in, acquire, hold, manage and dispose of certain investments.

(v)           RCH Energy Opportunity Fund II GP, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund II GP”)

RCH Energy Opportunity Fund II GP was formed to act as the general partner of RCH Energy Opportunity Fund II.

(vi)          RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund II”)

RCH Energy Opportunity Fund II is a private investment partnership formed primarily to invest in, acquire, hold, manage and dispose of certain investments.

(vii)         RCH Energy Opportunity Fund III GP, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund III GP”)

RCH Energy Opportunity Fund III GP was formed to act as the general partner of RCH Energy Opportunity Fund III.

(viii)        RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund III”)

RCH Energy Opportunity Fund III is a private investment partnership formed primarily to invest in, acquire, hold, manage and dispose of certain investments.

Each of Robert J. Raymond, RR Advisors, RCH SSI GP, RCH SSI Fund, RCH Energy Opportunity Fund II GP, RCH Energy Opportunity Fund II, RCH Energy Opportunity Fund III GP and RCH Energy Opportunity Fund III are together referred to as the “Reporting Persons.”  The business address of each of the Reporting Persons is 3953 Maple Avenue, Suite 180, Dallas, Texas 75219.

(d) — (e)

During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Robert J. Raymond is a citizen of the United States.

The Reporting Persons have entered into a Joint Filing Statement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated herein by reference. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between the Issuer and RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund II”), RCH Energy Opportunity Fund II purchased 1,150,000 Shares of newly issued common stock from the Issuer in consideration for, among other things, the purchase price of $16,675,000 in cash paid upon closing, which occurred on July 3, 2008.

Concurrent with the July 3, 2008 closing of the Company Stock Purchase Agreement, RCH Energy Opportunity Fund II purchased an additional 687,000 Shares from certain directors of the Issuer in consideration for, among other things, the purchase price of $9,961,500 pursuant to that certain Stock Purchase Agreement (the “Director Stock Purchase Agreement”), dated June 3, 2008, by and among RCH Energy Opportunity Fund II and those certain directors party thereto.

Also on July 3, 2008 and immediately subsequent to RCH Energy Opportunity Fund II’s purchase of the 687,000 Shares pursuant to the Director Stock Purchase Agreement, RCH Energy Opportunity Fund III purchased said 687,000 Shares from RCH Energy Opportunity Fund II in consideration for, among other things, the purchase price of $9,961,500 pursuant to that certain Stock Purchase Agreement (“Inter-Fund Stock Purchase Agreement”), dated July 3, 2008, by and between RCH Energy Opportunity Fund II and RCH Energy Opportunity Fund III.

Both RCH Energy Opportunity Fund II and RCH Energy Opportunity Fund III funded their respective Share acquisitions with capital called from their respective limited partners.

Effective April 1, 2011, RCH Opportunity Fund II contributed 1,150,000 Shares, representing all of RCH Opportunity Fund II’s Shares in the Issuer as of that date, to RCH SSI Fund in exchange for interests in RCH SSI Fund.  RCH Opportunity Fund II then distributed said interests in RCH SSI Fund to certain of its limited partners.

Item 4.	Purpose of Transaction

Item 4(a) is hereby amended and restated in its entirety as follows:

(a)           RCH Energy Opportunity Fund III and RCH Energy SSI Fund have requested that a resale registration statement be filed on their behalf pursuant to the terms of the Registration Rights Agreement (as defined in the Original Schedule 13D).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

(1)  Robert J. Raymond does not directly own any securities of the Issuer.  Robert J. Raymond is the sole member of RR Advisors, which is the general partner of (i) RCH Energy Opportunity Fund II GP, which is the general partner of RCH Energy Opportunity Fund II and (ii) RCH Energy Opportunity Fund III GP, which is the general partner of RCH Energy Opportunity Fund III and (iii) RCH SSI GP, which is the general partner of RCH SSI Fund; therefore Robert J. Raymond may be deemed to possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Energy Opportunity Fund III and RCH SSI Fund, representing an aggregate of 1,837,000 Shares (18.3%).

(2)  RR Advisors does not directly own any securities of the Issuer.  RR Advisors is the general partner of (i) RCH Energy Opportunity Fund II GP, which is the general partner of RCH Energy Opportunity Fund II and (ii) RCH Energy Opportunity Fund III GP, which is the general partner of RCH Energy Opportunity Fund III and (ii) RCH SSI GP, which is the general partner of RCH SSI Fund; therefore RR Advisors may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Energy Opportunity Fund III and RCH SSI Fund, representing an aggregate of 1,837,000 Shares (18.3%).

(3)  RCH SSI GP does not directly own any securities of the Issuer.  RCH SSI GP is the general partner of RCH SSI Fund; therefore RCH SSI GP may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH SSI Fund, representing an aggregate of 1,150,000 Shares (11.5%).

(4)  RCH SSI Fund directly owns a total of 1,150,000 Shares (11.5%), all of which were acquired from RCH Energy Opportunity Fund II on April 1, 2011.

(5)  RCH Energy Opportunity Fund II GP does not directly or indirectly beneficially own any securities of the Issuer.

(6)  RCH Energy Opportunity Fund II does not directly or indirectly beneficially own any securities of the Issuer.

(7)  RCH Energy Opportunity Fund III GP does not directly own any securities of the Issuer.  RCH Energy Opportunity Fund III GP is the general partner of RCH Energy Opportunity Fund III; therefore RCH Energy Opportunity Fund III GP may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Energy Opportunity Fund III, representing an aggregate of 687,000 Shares (6.8%).

(8)  RCH Energy Opportunity Fund III directly owns a total of 687,000 Shares (6.8%), all of which were purchased under the Inter-Fund Stock Purchase Agreement.

To the knowledge of the Reporting Persons, no individual listed on Schedule 1 beneficially owns any Shares.

(c)  No transactions in Shares were effected by the Reporting Persons, or to their knowledge, by any of the persons listed on Schedule 1 hereto, during the past sixty days except for those transactions pursuant to which RCH SSI Fund acquired its 1,150,000 Shares from RCH Energy Opportunity Fund II.  See Item 3 above for more information on these transactions.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Shares owned by the Reporting Persons.

(e)  As of April 1, 2011, all of the securities of the Issuer that were previously owned directly by RCH Energy Opportunity Fund II were transferred to RCH SSI Fund; therefore, RCH Energy Opportunity Fund II GP and RCH Energy Opportunity Fund II ceased to be the beneficial owners of more than 5% of the Common Stock on April 1, 2011.  This is the final amendment to the Original Schedule 13D and an exit filing for such Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include, along with those contracts, arrangements, understandings and relationships noted in Schedule 13D, the following:

Contribution, Conveyance, Assignment and Assumption Agreement

Pursuant to that certain Contribution, Conveyance, Assignment and Assumption Agreement dated April 1, 2011, a copy of which is filed with this Amendment No. 1 to Schedule 13D (which is hereby incorporated by reference) by and among RCH Energy Opportunity Fund II, RCH Energy Opportunity Fund II GP, RCH Energy SSI Fund, and RCH Energy SSI GP, RCH Energy Opportunity Fund II transferred to RCH Energy SSI Fund all of the Issuer’s securities then owned by RCH Energy Opportunity Fund II.  The transfer was in connection with the restructuring of RCH Energy Opportunity Fund II.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to replace the Joint Filing Statement previously filed as Exhibit 99.1 with the Joint Filing Statement filed herewith as Exhibit 99.1 and to add the Contribution, Conveyance, Assignment and Assumption Agreement as Exhibit 99.6:

99.1         Joint Filing Statement (filed herewith).

99.6         Contribution, Conveyance, Assignment and Assumption Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 20, 2011

/s/ Rob Raymond

ROBERT J. RAYMOND

RR ADVISORS, LLC

By:	/s/ Rob Raymond
Robert J. Raymond
Sole Member

RCH ENERGY SSI GP, L.P.

By:	RR Advisors, LLC, its general partner

	By:	/s/ Rob Raymond
Robert J. Raymond
Sole Member

RCH ENERGY SSI FUND, L.P.

By:	RCH Energy SSI GP, L.P., its general partner

	By:	RR Advisors, LLC, its general partner

	By:	/s/ Rob Raymond
Robert J. Raymond
Sole Member

RCH ENERGY OPPORTUNITY FUND II GP, L.P.

By:	RR Advisors, LLC, its general partner

	By:	/s/ Rob Raymond
Robert J. Raymond
Sole Member

RCH ENERGY OPPORTUNITY FUND II, L.P.

By:	RCH Energy Opportunity Fund II GP, L.P., its general partner

	By:	RR Advisors, LLC, its general partner

	By:	/s/ Rob Raymond
Robert J. Raymond
Sole Member

RCH ENERGY OPPORTUNITY FUND III GP, L.P.

By:	RR Advisors, LLC, its general partner

	By:	/s/ Rob Raymond
Robert J. Raymond
Sole Member

RCH ENERGY OPPORTUNITY FUND III, L.P.

By:	RCH Energy Opportunity Fund III GP, L.P., its general partner

	By:	RR Advisors, LLC, its general partner

	By:	/s/ Rob Raymond
Robert J. Raymond
Sole Member

Schedule 1

Listed Persons

(As of April 1, 2011)

Executive Officers of RR Advisors, LLC

Name:  Robert J. Raymond

Principal Occupation:  Sole Member, Secretary and Investment Advisor Representative

Citizenship:  United States

Amount Beneficially Owned:  100%

Name:  W. Mark Meyer

Principal Occupation:  President and Investment Advisor Representative

Citizenship:  United States

Amount Beneficially Owned:  0%

Name:  John A. Rigas

Principal Occupation:  Vice President

Citizenship:  United States

Amount Beneficially Owned:  0%

General Partner of RCH Energy SSI GP, L.P.

RR Advisors, LLC

General Partner of RCH Energy SSI Fund, L.P.

RCH Energy SSI GP, L.P.

General Partner of RCH Energy Opportunity Fund II GP, L.P.

RR Advisors, LLC

General Partner of RCH Energy Opportunity Fund II, L.P.

RCH Energy Opportunity Fund II GP, L.P.

General Partner of RCH Energy Opportunity Fund III GP, L.P.

RR Advisors, LLC

General Partner of RCH Energy Opportunity Fund III, L.P.

RCH Energy Opportunity Fund III GP, L.P.

* Except as reported in Item 5, none of the persons listed above beneficially owns any shares.

EXHIBIT INDEX

99.1                           Joint Filing Statement (filed herewith).

99.6                           Contribution, Conveyance, Assignment and Assumption Agreement (filed herewith).